Drinker Biddle & Reath LLP

One Logan Square, Ste. 2000

Philadelphia, PA 19103-6996

(215) 988-2700 (Phone)

(215) 988-2757 (Facsimile)

www.drinkerbiddle.com

April 29, 2016

VIA EDGAR CORRESPONDENCE

Securities and Exchange Commission

100 F Street, NE

Washington, DC  20549

Attention:  Valerie J. Lithotomos

Re:	The RBB Fund, Inc. (Registration No. 33-20827/811-05518)
Response to Examiner Comments on Post-Effective
Amendment No. 192

Dear Ms. Lithotomos:

This letter responds to your comments on Post-Effective No. 192 (“PEA No. 192”) to the Registration Statement on Form N-1A of The RBB Fund, Inc. (the “Registrant”).  PEA No. 192 seeks to register shares of one new portfolio of the Registrant: the Fasanara Capital Absolute Return Multi-Asset Fund (the “Fund”).

1.                                      Comment:  Please consider deleting the “Distribution and/or Service (12b-1) Fees” line item from the Fee Table.

Response:  Registrant respectfully declines this change.

2.                                      Comment:  Please confirm the “Other Expenses” line item includes estimated short sale expenses.

Response:  Registrant confirms that the “Other Expenses” line item includes short sale expenses.

3.                                      Comment:  Please supplementally confirm that the three-year expense example reflects the contractual fee waiver through April 20, 2017.

Response:  Registrant confirms that the three-year expense example reflects the contractual fee waiver through April 30, 2017, the termination date of the contractual agreement.

4.                                      Comment:  Please attempt to revise the investment strategies with more plain English descriptions.

Response:  The Registrant will review and revise the investment strategies as appropriate.

5.                                      Comment:  Please revise the Prospectus to replace open-ended terms “including,” and “such as,” with plain English explanations of the principal strategies of the Fund and the manner in which those strategies will be implemented, including the specific types of investments the Fund will make.

Response:  The Registrant will revise the disclosure so that it describes the principal strategies of the Fund and the manner in which the strategies will be implemented, including the types of investments the Fund will make, with adequate specificity.  Registrant will remove other open-ended terms to the extent deemed appropriate given the context of the relevant disclosure.

6.                                      Comment:  Please supplementally explain the meaning of “other markets” in the first line of the Principal Investment Strategies section.

Response:  The Registrant will revise the disclosure as follows:

The Fund will seek its investment objective by investing across multiple asset classes and employing various hedging strategies across fixed income, equity and currency markets while seeking to capitalize on market value inefficiencies.”

7.                                      Comment:  In the Principal Investment Strategies—Tactical Sleeve section, please clarify in plain English what is meant by, “The Adviser will use daily quantitative and qualitative methods to assess the level of risk (i.e., volatility of return) for the Fund.”

Response:  The Registrant will revise the disclosure as follows:

The Adviser will use daily quantitative and qualitative methods to assess the level of risk (i.e., volatility of return) for the Fund. These methods employ proprietary financial models and comprehensive scenario analysis based on the Fund’s daily volatility, periodic drawdowns, net equity exposure and performance characteristics.

8.                                      Comment:  Please supplementally indicate by percentage of net assets the extent to which the Fund intends to invest in contingent convertible bonds (“CoCos”). Consider amending the Registration Statement to provide a description of and appropriate risk disclosure for CoCos.

Response:  The Fund will not invest in CoCos as part of its principal investment strategies. Therefore, reference to CoCos has been removed from the Summary section.

The Registrant will, however, add the following risk disclosure in the Prospectus in response to Item 9 of Form N-1A under “Convertible Securities Risk”:

The Fund also may invest in contingent convertible bonds (“CoCos”). CoCos are hybrid debt securities that are intended to either convert into equity at a predetermined share price or have their principal written down or written off upon the occurrence of certain triggering events generally linked to regulatory capital thresholds or regulatory actions calling into question the issuing banking institution’s continued viability as a going concern. CoCos are subject to the risks associated with bonds and equities and to the risks specific to convertible securities in general. In addition, CoCos are inherently risky because of the difficulty of predicting triggering events that would require the debt to convert to equity. Since CoCos are typically issued in the form of subordinated debt instruments in order to provide the appropriate regulatory capital, in the event of liquidation, dissolution or winding-up of an issuer prior to a conversion, the rights and claims of the holders of the CoCos against the issuer in respect of or arising under the terms of the CoCos will generally rank junior to the claims of all holders of unsubordinated obligations of the issuer. Also, the value of CoCos will be influenced by many factors, including: the creditworthiness of the issuer and/or fluctuations in the issuer’s capital ratios; the supply and demand for the CoCos; general market conditions and available liquidity; and economic, financial and political events that affect the issuer, the market it operates in or the financial markets in general. Most CoCos are considered high yield or “junk” securities and are therefore subject to the risks of investing in below investment grade securities.  Below investment grade securities generally involve greater volatility of price and risk of loss of income and principal, and may be more susceptible to real or perceived adverse economic and competitive industry conditions than higher grade securities. It is reasonable to expect that any adverse economic conditions could disrupt the market for below investment grade securities, have an adverse impact on the value of those securities and adversely affect the ability of the issuers of those securities to repay principal and interest on those securities. The Fund will limit its investment in CoCos to less than 5% of its net assets.

The Registrant will also add the following risk disclosure to the Statement of Additional Information (“SAI”) under Non-Principal Investment Policies and Risks:

Contingent Convertible Securities. Contingent convertible securities (“CoCos”) are fixed income securities that absorb losses if the issuer’s capital falls below a predetermined trigger level. Depending on the trigger event, CoCos absorb losses by either (i) converting into common shares of the issuer or (ii) undergoing a full or partial principal write-down. A trigger event for a CoCo issuer can be a specified market event (e.g., a stock price decline or an increased credit default swap spread) or accounting value (e.g., an equity ratio falling below a specified amount). The mandatory conversion might be automatically triggered, for instance, if a company fails to meet a specified minimum capital level, the company’s regulator makes a determination that the security should convert, or the company receives specified levels of extraordinary public support. Since the common stock of the issuer may not pay a dividend, investors in CoCos could experience a reduced income rate, potentially to zero; and conversion would deepen the subordination of the investor (because equity securities have the lowest priority in a company’s capital structure), reducing the likelihood that the investor will recover any portion of its investment upon a bankruptcy. Should a CoCo undergo a write-down, the Fund may lose some or all of its original investment. Should a CoCo undergo mandatory conversion from fixed income securities to equity securities, the instrument will be subject to risks associated with investments in equity securities.

In addition, some such instruments have a set stock conversion rate that would cause an automatic write-down of capital if the price of the stock is below the conversion price on the conversion date. In another version of a security with loss absorption characteristics, the liquidation value of the security may be adjusted downward to below the original par value under certain circumstances similar to those which would trigger a CoCo. The write down of the par value would occur automatically and would not entitle the holders to seek bankruptcy of the company. In certain versions of the instruments, the notes will write down to zero under certain circumstances and investors could lose everything even as the issuer remains in business. The Fund will limit its investment in CoCos to less than 5% of its net assets.

9.                                      Comment:  Please clarify that the use of cheap options is included in the Hedging and Cheap Optionality Sleeve.

Response:  Registrant will add disclosure to the Principal Investment Strategies—Hedging and Cheap Optionality Sleeve indicating that the Fund will invest in “cheap” options, whose absolute price is low.

10.                               Comment:  Please supplementally confirm that short sales are included in the Principal Investment Strategies section.

Response:  The Fund will not engage in short sales. Therefore, the Registrant will amend the prospectus to remove references to short selling as part of the Fund’s principal investment strategies and replace them with references to the use of derivative contracts to create synthetic short exposures. The Registrant will also add the following disclosure to the Principal Risks section of the Summary section:

Short Positions Risk: The Fund will engage in transactions through which it obtains synthetic short exposure to equities or fixed income markets through derivative investments (such as forwards, futures contracts or swaps on equity or fixed income indexes). A synthetic short position replicates the economic effect of a transaction in which the Fund sells a security it does not own but has borrowed, in anticipation that the market price of that security will decline. The Fund’s investment strategy of taking synthetic short positions may effectively create leverage.

11.                               Comment:  Please amend the Principal Risks section of the Prospectus to break Derivatives Risk up into specific risk disclosures in relation to each type of derivative contract the Fund will utilize.

Response:  The Registrant supplementally confirms that the Prospectus contains separate risk disclosures for options, forwards and futures contracts. Registrant will also add the following swaps risk disclosure to the Principal Risks section of the Summary section:

Swaps Risk: In a standard “swap” transaction, two parties agree to exchange the returns, differentials in rates of return or some other amount earned or realized on the “notional amount” of predetermined investments or instruments, which may be adjusted for an interest factor. Swaps can involve greater risks than direct investment in securities, because swaps may be leveraged and are subject to counterparty risk (e.g., the risk of a counterparty’s defaulting on the obligation or bankruptcy), credit risk and pricing risk (i.e., swaps may be difficult to value). Swaps may also be considered illiquid. It may not be possible for the Fund to liquidate a swap position at an advantageous time or price, which may result in significant losses.

12.                               Comment: Please amend the Prospectus to show the date the portfolio manager began managing the Fund.

Response:  Registrant will amend the Prospectus to state the portfolio manager has managed the fund “since inception in 2016.”

13.                               Comment: Please amend the Principal Investment Strategies section of the Prospectus to describe the high portfolio turnover the Fund will incur.

Response: Registrant will add the following disclosure to the Principal Investment Strategies section of the Summary section:

The annual portfolio turnover rate for the Fund is expected to exceed 100%, which is considered to be high.

14.                               Comment:  Please supplementally confirm whether the SEC’s standardized performance calculation methodology was used to calculate the Appendix A: Prior Performance of a Similarly Advised Account. If a method other than the SEC’s standardized performance calculation methodology was used, please describe the method in the Prospectus.

Response: Registrant will revise the Appendix A: Prior Performance of a Similarly Advised Account to add the following sentence: “Performance was calculated using a NAV comparison method, taking into account and comparing the variation of the NAV on a daily basis. This method of calculating performance differs from the SEC’s standardized methodology, which may produce different results.”

15.                               Comment:  Please clarify in Appendix A: Prior Performance of a Similarly Advised Account that the referenced performance is net of the relevant UCITS fund’s fees, and not the fees of the Fund.

Response: Footnote 1 under the Monthly Performance Table already indicated that the performance was net of the UCITS fund’s fees. The following sentence will also be added to the text of the paragraph above the table:

The Performance presented is net of all fees (including any applicable sales loads) charged to investors in the UCITS fund.

16.                               Comment:  Please clarify in Fundamental Investment Limitation Number 7 listed in the Fund’s SAI that the Fund’s 25% investment limitation applies to securities of one or more issuers conducting their principal business activities in the same industry or group of industries.

Response:  Registrant will revise Fundamental Investment Limitation Number 7 as follows:

Invest 25% or more of its total assets, taken at market value at the time of each investment, in the securities of one or more issuers conducting their principal business activities in the same industry or group of industries, provided that (a) there is no limitation with respect to (i) instruments issued or guaranteed by the United States, any state, territory or possession of the United States, the District of Columbia or any of their authorities, agencies, instrumentalities or political subdivisions, and (ii) repurchase agreements secured by the instruments described in clause (i); (b) wholly-owned finance companies will be considered to be in the industries of their parents if their activities are primarily related to financing the activities of the parents; and (c) utilities will be divided according to their services, for example, gas, gas transmission, electric and gas, electric and telephone will each be considered a separate industry.

*   *   *   *   *   *

The Registrant acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the Registration Statement.  The Registrant further acknowledges that staff comments or changes to disclosure in response to staff comments on the Registration Statement may not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the Registration Statement.  The Registrant further acknowledges that it may not assert staff comments as a defense in any proceeding initiated by the Commission or any party under the federal securities laws of the United States of America.

We trust that the foregoing is responsive to your comments.  Please feel free to contact the undersigned at 215-988-3307 if you have any questions.

Sincerely yours,

/s/ Jillian L. Bosmann
Jillian L. Bosmann